FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated July 12, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom appoints new Chief Officer

Budapest —July 12, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that its Board of Directors today appointed Attila Keszég as Chief Sales and Services Officer of Magyar Telekom. He will take up his position as of September 1, 2010. In parallel, Mr Keszég will become member of Magyar Telekom’s Management Committee.

The Board of Directors has decided on changes to the management structure of the company on April 21, 2010 in order to further improve its effectiveness in responding to quickly changing market and economic conditions. In line with the decision, as an upgrade of the customer focused organization introduced in 2008, a more functional organization has been set up at Magyar Telekom as of July 1, 2010 in order to further improve decision making and flexibility of the company. In this framework the Board of Directors appointed a Chief Sales and Services Officer to ensure seamless end-to-end service to Magyar Telekom’s mass market customers.

Attila Keszég as Magyar Telekom’s new Chief Sales and Services Officer will be responsible for sales, customer service, technical services for customers, provisioning and logistics for customer premise equipment.

Attila Keszég (44) graduated at the Budapest University of Technology and Economics as a qualified mechanical engineer, then he attended an MBA course specializing in financial and management studies. He embarked on his career in 1992 at Heminway Holding, then he worked for Dove Mid Europe. In 1994 he joined Pepsi-Cola Company first as Key Accounts Director, then Project Manager, later Unit Manager Central Hungary managing field sales, delivery and warehousing. From 1999 he worked as Sales Director of Pepsi Hungary and from 2001, as Sales Tools Director Central and Eastern Europe and Sales Director for Traditional Trade Central and Eastern Europe, he was responsible for Hungarian, Polish, Czech and Slovak markets. From 2005 he has been General Manager of Red Bull Hungary, which achieved successful operation under his leadership amidst the global economic downturn.  Throughout his career, he gained wide ranging experience in understanding consumer demand and its efficient satisfaction through commercial partners. As an executive trained in a competitive FMCG market environment, he achieved success through organizing and motivating his team while observing the efficient utilization of resources.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: July 12, 2010